MASTERWORKS


Sold!
Jonas Wood

We've sold Masterworks 184 by Jonas Wood for $1,450,000 resulting in a **16.0% annualized return** (net of all costs and fees) to investors from the initial offering!

This is our 18th exit to date and **our 1st exit from Wood**.

$1,221,000	$1,450,000
Initial Offering	**Masterworks Sale**

+16.0%[1]

Annualized Return (net of all costs and fees)

Invest In Jonas Wood Today

8% SOLD OUT

INVEST NOW



Similar Sales Appreciation Rate ('15-'21)[2]

34.9%

The content is not intended to provide legal, tax, or investment advice. Investment advice is provided by Masterworks Advisers, LLC ("Masterworks Advisers").

Masterworks Advisers is a registered investment adviser with the Securities and Exchange Commission ("SEC") and a wholly owned subsidiary of Masterworks, LLC ("Masterworks"). Registration does not imply a certain level of skill or training. Investing involves risk and you may lose money. Past performance is not indicative of future returns and historical data relating to a specific artwork, artist markets or the art market in general may not be indicative of future trends and does not reflect returns on securitized art financial products which include additional costs and fees.

Masterworks Advisers and Masterworks operate as separate legal entities and provide materially different services. Advisory services are provided exclusively to clients who have received the Masterworks Advisers' Form ADV and have executed an advisory agreement with Masterworks Advisers.

2. The data point above captures the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Jonas Wood with the following criteria: Still life paintings on canvas that measure between 40 inches by 40 inches and 90 inches by 90 inches and feature multiple plants. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth above is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the data point above, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 34.9% CAGR implied from selected sales occurring from May 13, 2015, to December 1, 2021.

3. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Artworks by Jonas Wood have a record price compound annual growth rate ("CAGR") of 64.4% from November 12, 2013 to June 30, 2023. This calculation is based on (i) a record price of $45,000 on November 12, 2013, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $5,400,000, the most recent record price as of June 30, 2023, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

Annualized Net Returns are not indicative of Masterworks paintings not yet sold which may be higher or lower. Past performance is not indicative of future results.

More information on the Offering Circular for our new Jonas Wood offering can be found at [sec.gov](sec.gov)

Masterworks may, from time to time, engage in "testing the waters" under Regulation A of the Securities Act of 1933, as amended, for the offerings currently filed with (but not yet qualified by) the SEC. This process allows companies to determine whether there may be interest in an eventual offering of their securities. Masterworks is not under any obligation to make an offering under Regulation A. We may choose to make an offering to some, but not all, of the people, who indicate an interest in investing, and that offering might not be made under Regulation A. If we go ahead with an offering, we will only be able to make sales after we have filed an offering statement with the SEC and the SEC has "qualified" the offering statement. The information in the offering statement will be more complete than any information provided on our website, and could differ in important ways. You must consider fully the information provided in the offering statement filed with (and qualified by) the SEC prior to making any investment decision. No money or other consideration is being solicited at this time for any pre-qualified offering, and if sent in response, will not be accepted.

No offer to buy the securities for a pre-qualified offering can be accepted and no part of the purchase price can be received by the issuer or anyone else until the offering statement filed by the Masterworks issuer with the SEC has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance is given after the date of qualification. An indication of interest involves no obligation or commitment of any kind by either party.